PEMBINA

Pembina Mails Joint Information Circular, Urges Shareholders to Approve Proposed Strategic Combination with Inter Pipeline at Upcoming Special Meeting

CALGARY, ALBERTA, July 5, 2021 – Pembina Pipeline Corporation ("Pembina") (TSX: PPL) (NYSE: PBA) today announced that it has filed a joint information circular (the "Joint Circular") and related materials for its special virtual-only meeting of shareholders to be held on July 29, 2021 (the "Special Meeting") in connection with the proposed strategic combination with Inter Pipeline Ltd. ("Inter Pipeline") (TSX: IPL), which has been unanimously recommended by the Boards of Directors of both companies.

The Transaction

On May 31, 2021, Pembina and Inter Pipeline entered into an agreement (the "Strategic Combination") to create one of the largest and best positioned energy infrastructure companies in Canada. Together the companies' diversified and integrated asset base can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user, that far exceeds anything either company can do separately.

Under the Strategic Combination, Inter Pipeline shareholders will receive 0.5 of a common share of Pembina for each common share of Inter Pipeline. This represents immediate value of $20.06 per share based on the closing price of Pembina's common shares on June 25, 2021, as detailed in the Joint Circular.

Once completed, the highly complementary asset base is expected to lead to opportunities for significant expansion, customer benefits, material efficiencies and ultimately enhanced value for the combined companies' shareholders. With Pembina and Inter Pipeline shareholders expected to own 72% and 28%, respectively, of the combined company, the significant benefits of the Strategic Combination outlined below will accrue to the shareholders of both companies.

Mick Dilger, Pembina's President and Chief Executive Officer, said, "This is a singular moment and opportunity for Pembina and Inter Pipeline. Our combined companies' impressive portfolio of growth opportunities will allow us to continue to build on our joint position as one of the largest energy infrastructure companies in Canada and a foundation for the economy of Western Canada. Together, we have a choice to create a stronger entity capable of proudly delivering the energy that the world needs, where it needs it, while simultaneously creating a better future for all Canadians through job creation, environmental stewardship, and respectful, mutually-beneficial relationships with local and Indigenous communities. On behalf of myself and our Board, I urge Pembina shareholders to support this transformative combination by voting yes at the Special Meeting."

Significant benefits of Pembina's Strategic Combination with Inter Pipeline include:

- Premium valuation for Inter Pipeline shares surfaced through a comprehensive strategic review process overseen by a special committee of the independent directors of Inter Pipeline

- Planned 4.8% increase to Pembina's common share dividend upon closing, with an additional equivalent planned increase upon Heartland Petrochemical Complex going into service in 2022

- Immediate 175% dividend increase for Inter Pipeline shareholders

- Tax-free rollover expected for taxable Canadian Inter Pipeline shareholders More than $7 billion of potential growth opportunities and related job creation including:

  - Newly announced partnerships with First Nations to develop Cedar LNG and to pursue ownership of Trans Mountain Pipeline and Expansion

  - Partnering with TC Energy to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system

- Meaningful business synergies

- Ownership of a large-cap, highly liquid security

- Participation in upside of Heartland Petrochemical Complex

- High degree of regulatory and closing certainty

- Strong and aligned environmental, social and governance priorities

Pembina Special Shareholder Meeting

Pembina **shareholders of record as of June 28, 2021**, are invited to attend the virtual-only Special Meeting of shareholders on **Thursday July 29, 2021 at 1:00 p.m. (Calgary / Mountain Time)** in a virtual-only format that will be conducted via live audio webcast accessible at https://web.lumiagm.com/496603006 and password "pembina2021" (case sensitive).

At the Special Meeting, Pembina Shareholders will be asked to consider and vote on an ordinary resolution approving the issuance of the Pembina common shares pursuant to the Strategic Combination, the full text of which is set forth in Appendix B of the Joint Circular, which is available today on the Company's website at www.pembina.com and on Pembina's SEDAR profile at www.sedar.com and will be available on Pembina's EDGAR profile at www.sec.gov tomorrow and is being mailed to all persons required to receive a copy under applicable securities laws.

Registered shareholders and duly appointed proxyholders, including beneficial shareholders who have duly appointed themselves as proxyholders, will be able to participate in the meeting, including voting on business properly brought before the meeting. Shareholders can vote by proxy in advance of the meeting as in prior years and online during the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may still participate in the meeting as guests. Guests will be able to listen to the meeting but will not be able to vote.

Shareholders are encouraged to **vote by proxy deadline in advance of the July 29, 2021, meeting**. If approved, the Strategic Combination between Pembina and Inter Pipeline is expected to close late in the third quarter or early in the fourth quarter of 2021.

YOUR VOTE IS VERY IMPORTANT
REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN.

For more information, visit PembinaIPL.com. Shareholders with questions or requiring assistance in considering the Strategic Combination, or with the completion and delivery of their proxy, should contact Pembina's proxy solicitation agent, Kingsdale Advisors by telephone at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by email at contactus@kingsdaleadvisors.com.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services;

- **Investors** receive sustainable industry-leading total returns;

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under the symbols PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates",

"planned", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. For additional information on these forward-looking statements, the key assumptions on which such forward-looking statements are based and certain risks that may result in actual future results differing from such forward-looking statements, please refer to "Forward-Looking Statements and Information" in the joint information circular of Pembina and Inter Pipeline filed today, copies of which may be found on Pembina's SEDAR profile at www.sedar.com and on the SEC's EDGAR website at www.sec.gov. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information contact:

Investor Relations:
Cam Goldade
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

Media Relations:
(403) 691-7601
media@pembina.com